Exhibit 1.01

AIR PRODUCTS AND CHEMICALS, INC.

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (the “Report”) of Air Products and Chemicals, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 under the Securities and Exchange Act of 1934, as amended, (the “Rule”) for the reporting period January 1, 2015 to December 31, 2015.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing minerals specified in the Rule which are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals”, are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are tantalum, tin and tungsten. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products containing Conflict Minerals necessary to the functionality or production of those products. This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2015 (the “Covered Products”).

The Company is a Delaware corporation originally founded in 1940 that serves energy, electronics, chemicals, metals, and manufacturing customers globally with a unique portfolio of products, services, and solutions, including atmospheric gases, process and specialty gases, performance materials, equipment, and services. The Company conducts business in more than 50 countries around the world and sells more than 3000 products. Our supply chain is both global and complex, and there are multiple tiers of suppliers between us and the original sources of minerals used in our products. Therefore, we rely on our direct suppliers to provide us information about the origin of Conflict Minerals in the raw materials and components we purchase for use in the manufacture of the products that we offer for sale.

The Company has two principal businesses, Industrial Gases and Materials Technologies.

The Company’s Industrial Gases business produces atmospheric gases (oxygen, nitrogen, argon, and rare gases), process gases (hydrogen, helium, carbon dioxide, carbon monoxide, syngas and specialty gases) and equipment for the production or processing of gases such as air separation units and non-cryogenic generators. Atmospheric gases are produced through various air separation processes of which cryogenic is the most prevalent. Process gases are produced by methods other than air separation. For example, hydrogen is produced by steam methane reforming of natural gas or by purifying byproduct sources obtained from the chemical and petrochemical industries. Related to the Industrial Gases business, the Company also designs and manufactures equipment for air separation, hydrocarbon recovery and purification, natural gas liquefaction (LNG), and liquid helium and liquid hydrogen transport and storage. Steel, aluminum, and capital equipment subcomponents (compressors, etc.) are the principal raw materials in the manufacturing of this equipment. For purposes of this report, references to the Industrial Gases business include the related equipment businesses.

Materials Technologies is a global business that provides innovation-driven products for specific customer applications within niche markets. This segment employs application technology to provide solutions to a broad range of global industries through chemical synthesis, analytical technology, process engineering, and surface science. It is comprised of two business divisions: Performance Materials, which offers a portfolio of additives products that provide high value properties across a variety of industries, and Electronic Materials, which supplies critical materials and equipment to the semiconductor industry. The Electronic Materials division also designs and manufactures chemical and gas delivery and distribution systems which enable the safe and cost efficient use of its specialty gases and chemicals by its customers (“Delivery Systems”). The principal raw materials for Delivery Systems are equipment subcomponents such as printed circuit boards, cable assemblies, and electrical connectors.

On September 16, 2015, the Company announced that its Board of Directors approved a preliminary plan to spin-off the Materials Technologies business into a standalone publicly traded corporation via a distribution to its shareholders. On May 6, 2016, the Company announced that it had signed a definitive agreement for the sale of the Performance Materials business to Evonik, A.G., expected to be closed, subject to regulatory approvals and customary closing conditions, prior to the end of 2016. The Company also announced that it still intends to spin-off the Electronic Materials division of Materials Technologies. In preparation for the spin-off and the recently announced sale of Performance Materials, the Company has worked to segregate the Materials Technologies business from the Industrial Gases business to prepare Materials Technologies to be a separate, standalone business. Because of the separation of the Materials Technologies business from the Industrial Gases business, the Company administered its Conflict Minerals compliance program for the two businesses separately, and they will be discussed separately in this report.

COVERED PRODUCT DETERMINATION

For compliance with the Rule, the Company first determined which products manufactured by the Company contained Conflict Minerals necessary to the functionality or production of the product (“necessary Conflict Minerals”). Over 90% of the Company’s revenue is generated by products that inherently do not contain Conflict Minerals. These products are industrial gases (nitrogen, oxygen, argon, hydrogen and helium) and most specialty gases and/chemicals. The less than 10% of the Company’s revenue generated by products which may contain Conflict Minerals comes from three product categories: Consumable Products, Equipment Products and Delivery Systems. The Consumable Products and Delivery Systems potentially containing Conflict Minerals are manufactured and sold by the Materials Technologies segment. The Equipment Products are manufactured and sold by the Industrial Gases business as defined herein.

Materials Technologies. Materials Technologies sells approximately 1104 Consumable Products and custom variations of 3 Delivery Systems product groups which are designed and manufactured to meet its customers’ requirements. Materials Technologies has reviewed each of its Consumable Products to determine whether they were Covered Products by conducting a review of the specifications and manufacturing process for each of Materials Technologies Consumable Products. This review identified 44 Consumable Products believed to contain necessary Conflict Minerals. Materials Technologies then identified the suppliers of the raw materials which contain Conflict Minerals for these 44 Consumable Products. Twenty five (25) of these products contain an Organometallic Compound derived from tin or tungsten. It is the Company’s understanding, based upon informal guidance from the Securities and Exchange Commission staff, that companies that use chemical compounds derived from tin, tantalum and tungsten (“Organometallic Compounds”) are not required to conduct any inquiry into the source of such Organometallic Compounds; nor are products containing such Organometallic Compounds required to be disclosed in the Form SD and Conflict Minerals Report. However, for its 2015 Conflict Minerals compliance process, Materials Technologies included these Organometallic Compounds in scope, and conducted supply chain due diligence to determine if Conflict Minerals contained in the products financed or benefitted armed groups in the Covered Countries.

With respect to its three Delivery Systems product lines, Materials Technologies initially reviewed the Bill of Materials for each of the products to identify the components either containing or having the potential to contain necessary Conflict Minerals Approximately 482 different product components are believed to contain necessary Conflict Minerals. The components that potentially contain necessary Conflict Minerals account for a significant percentage of the overall list of components for Delivery Systems. Therefore, all 2015 suppliers or manufacturers of components for were contacted and requested to provide information on Conflict Minerals used in their products.

Industrial Gases. Industrial Gases sells variations of 12 Equipment Product lines which are designed and manufactured to meet customers’ requirements. Industrial Gases reviewed the Bill of Materials for each of its Equipment Products to determine whether any components used in their manufacture contained necessary Conflict Minerals. Each Equipment Product manager is responsible for evaluating their product line for necessary Conflict Minerals and providing the Industrial Gases Conflict Minerals program administrator with a list of components that may contain necessary Conflict Minerals and the suppliers of these components. For 2015, the Company identified over 5000 different Equipment Product components which potentially contained necessary Conflict Minerals and 422 suppliers or manufacturers of these components to be contacted to determine the presence and origin of the Conflict Minerals.

REASONABLE COUNTRY OF ORIGIN INQUIRY

For each of the Covered Products, a good faith Reasonable Country of Origin Inquiry (“RCOI”) was conducted. The RCOI was reasonably designed to determine whether any of the Conflict Minerals contained in the Covered Products originated in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”) and whether the Conflict Minerals originated from recycled or scrap sources. However, the Company’s supply chains with respect to its Covered Products are complex and there are many third parties in the supply chains between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals. The Company generally does not purchase Conflict Minerals directly from mines or smelters and must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Due to the breadth and complexity of the Covered Products’ supply chain, it will take time for many of the Company’s suppliers to verify the origin of all the Conflict Minerals used in the Covered Products.

Materials Technologies. Each supplier of a Consumable Product raw material containing a Conflict Mineral was contacted and requested to complete a Conflict Minerals Reporting Template (CMRT) as developed by the Conflict Free Sourcing Initiative (CFSI). The response rate to our RCOI from suppliers of materials for our Consumable Products was 100%. In parallel, all suppliers of Delivery Systems components were also directly contacted and requested to complete and return a CMRT. Materials Technologies has taken steps to identify or encourage its suppliers to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain. However many of the Delivery Systems suppliers do not have a legal requirement to report Conflict Minerals information, and may not have systems in place to obtain the requested supply chain information. We achieved a response rate of 54% to our RCOI from suppliers who provided Delivery Systems components to the Company in 2015. Suppliers whose responses were considered to be high risk or contain inadequate information were subsequently contacted again, either by email, phone calls, or both. This contact included either a request for additional information or a request for clarification on the initial response.

Industrial Gases. Each of the 422 identified Equipment Product component suppliers were contacted with an email that included: a description of the Company’s annual Conflict Minerals compliance process, a letter giving more explanation on why information was being requested and where a supplier could go for further information and education, and a request for a completed CMRT. Of the 422 suppliers contacted, 52%, or 221, responded to the request, as compared to 38.1% for 2014. Suppliers who did not respond or whose responses were incomplete were repeatedly contacted, at least four times, to obtain more information.

DUE DILIGENCE PROCESS

The Company conducts supply chain due diligence designed to conform in material respects with the downstream company recommendations in the due diligence framework of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas; Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The OECD Guidance provides a five step framework for risk-based due diligence in the mineral supply chain. The five steps are (1) establish strong company management systems, (2) identify and assess risks in the supply chain, (3) design and implement a strategy to respond to identified risks, (4) carry out an independent third party audit of the smelter/refiners due diligence and (5) report on supply chain due diligence. Information on the Company’s overall implementation of the OECD guidance follows the description below of specific steps taken to perform due diligence on necessary Conflict Minerals in Covered Products for 2015.

Materials Technologies. Following the Materials Technologies’ RCOI and review of the CMRTs, 17 Consumable Products were identified whose necessary Conflict Minerals the Company knows or has reason to believe may have originated in a Covered Country. Materials Technologies conducted further due diligence on these Conflict Minerals which were supplied by six suppliers. Materials Technologies’ due diligence included reliance on work conducted by the CFSI, specifically the Conflict-Free Smelter Program (“CFSP”), which offers an independent, third-party audit that determines which smelters and refiners can be validated as “conflict free,” in line with current global standards.

Materials Technologies contacted the suppliers to determine the actual origin of the Conflict Minerals contained in their products. In some cases, suppliers provided the name of the smelter sourcing from covered countries and research was conducted to verify that the smelter used by the supplier was on the Conflict Free Smelter List posted on the CFSI website. Materials Technologies determined that all such smelters were listed as “compliant” smelters. In other cases, suppliers would not indicate a smelter was sourcing from Covered Countries, but would provide a smelter list. In this case, all listed smelters were researched on the Conflict Free Smelter List posted on the CFSI website. In all cases, except one, these smelters were identified as Conflict Free by the CFSI. One smelter is not yet considered compliant by the CFSI, but is a member of the Tungsten Industry Conflict Minerals Council (“TI-CMC”). CFSI has a cross-recognition program with the TI-CMC. Companies that are TI-CMC members have agreed to undergo a Conflict Free Smelter Program audit within 2 years of becoming a member of TI-CMC.

Accordingly, Materials Technologies determined that the necessary Conflict Minerals in its Consumable Products were smelted at a smelter deemed by the CFSI to have systems in place to assure sourcing of only conflict-free materials with one exception that was on a path to compliance. A list of the smelters identified follows:

Smelter Name	Smelter CID No.	Smelter CFSI Status
Solikamsk Magnesium Works OAO	CID001769	Compliant
H.C. Starck Co., Ltd.	CID002544	Compliant
H.C. Starck GmbH Goslar	CID002545	Compliant
H.C. Starck GmbH Laufenburg	CID002546	Compliant
H.C. Starck Hermsdorf GmbH	CID002547	Compliant
H.C. Starck Inc.	CID002548	Compliant
H.C. Starck Ltd.	CID002549	Compliant
H.C. Starck Smelting GmbH & Co.KG	CID002550	Compliant
Pobedit JSC	CID002532	TI-CMC Member Company – Cross-recognition established with CFSI.
H.C. Starck GmbH	CID002541	Compliant
Chenzhou Diamond Tungsten Products Co., Ltd.	CID002321	Compliant
Jiangxi Gan Bei Tungsten Co., Ltd.	CID002513	Compliant
Japan New Metals Co., Ltd.	CID000825	Compliant
Minsur	CID001182	Compliant
PT Timah (Persero) Tbk Mentok	CID001482	Compliant
Malaysia Smelting Corporation	CID001105	Compliant
Thaisarco	CID001898	Compliant
Operaciones Metalurgical S.A.	CID001337	Compliant
PT Stanindo Inti Perkasa	CID001468	Compliant
Yunnan Tin Company Limited	CID002180	Compliant
PT Bangka Putra Karya	CID001412	Was compliant but ceased operations as of February 1, 2015
PT Refined Bangka Tin	CID001460	Compliant

Based on the RCOI, Materials Technologies did not obtain sufficient information to determine the origin of the necessary Conflict Minerals contained in Delivery Systems. Materials Technologies sent requests for CMRTs to the 224 active Delivery Systems suppliers in 2015 and received 126 completed CMRTs. Materials Technologies reviewed the completed CMRTs in order to determine the origin of the product and to identify any supplier sourcing from the Covered Countries or any supplier it has reason to believe is sourcing from covered countries. If a Delivery Systems supplier responded that it could not determine the source of necessary Conflict Minerals or that it does not source from the

Covered Countries, no additional due diligence was performed for 2015. When Materials Technologies determined that a Delivery System component contained a Conflict Mineral that originated in a Covered Country, additional steps were taken to determine whether the smelters and refiners in its supply chain sourced from Conflict Free sources. Materials Technologies contacted the suppliers to determine the actual origin of the Conflict Minerals contained in the products. Materials Technologies relies on information provided by its suppliers when determining the status of equipment components. Both the number of suppliers and the number of smelters in the Delivery System supply chain is significantly greater than the number of smelters in the Consumable Products supply chain. The results of the equipment Delivery Systems RCOI and due diligence were inconclusive; however the Company did not find that any of the necessary Conflict Minerals in our Delivery Systems directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or adjoining countries.

Industrial Gases. The Company’s Equipment Products containing Conflict Minerals are typically assembled from a large number of generic components. Due to the complexity of these Equipment Products, and the depth, breadth and turnover of equipment supply chains, the Company has found it difficult to identify actors upstream from its direct suppliers. Many of the Company’s direct suppliers are not publicly traded on a United States exchange and thus are not subject to the Rule. The Company’s suppliers, who are generally also downstream companies, are similarly faced with the uncertainty of the ultimate source of Conflict Minerals. The Company received responses from a majority of its Equipment Product suppliers of components with Conflict Minerals. Only 82 of the suppliers returned completed CMRTs and 145 returned letters describing or referencing their policy on Conflict Minerals. Of the responses received, 102, or 48% reported that their products did not contain Conflict Minerals originated in the Covered Countries; and 118, or 53%, reported that the source of the Conflict Minerals was undetermined. In most instances, the responses did not provide information beyond the identification of products containing Conflict Minerals. Some suppliers reported on a corporate level as to all smelters that provided Conflict Minerals to the supplier rather than reporting on a product level as to the particular source of Conflict Minerals provided in products sold to the Company. Some of these smelter lists included hundreds of smelters.

The Company reviewed the completed CMRTs or other responses from Equipment Products suppliers for information on origin of Conflict Minerals in their product and to identify any supplier sourcing from the Covered Countries or any supplier the Company had reason to believe is sourcing from the Covered Countries. Where possible, the Company compared the results to the list of Conflict-Free Smelters maintained by the CFSI. If a supplier responded that it could not determine the source of the Conflict Minerals or that it does not source from the Covered Countries, no additional due diligence was performed for 2015. The supplier response rate improved significantly for 2015, but the Company still lacks information on a significant number of suppliers and has little ability to validate the data supplied by those who did respond. Accordingly the results of the Equipment Products RCOI and due diligence were inconclusive; however, the Company did not find that any of the necessary Conflict Minerals in our Equipment Products directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or adjoining countries.

PROGRAM FOR IMPLEMENTING OECD GUIDANCE

The Company has taken the steps described below for overall implementation of the OECD due diligence framework.

Step 1: Establish Strong Company Management Systems

A.	Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas.

The Company adopted a policy relating to Conflict Minerals (the “Company Policy”), incorporating the standards set forth in the OECD Guidance. The Company Policy may be found at http://www.airproducts.com/company/governance/commitment-ethical-business/statement-on-conflict-minerals.aspx. The Company has posted its Conflict Minerals Policy on both the Company’s internal and external websites.

B.	Establishment of an Internal Team to Support the Conflict Minerals Program.

The Company has established a Conflict Minerals Steering Committee (“CMSC”) which includes senior members from the Legal Department, Environment Health and Safety; and the Central Procurement Group. The CMSC oversees the Conflict Minerals Program parameters including the scope and development of effective processes and tools required to comply with the Rule. The Company engages employees across functional areas in the Company’s RCOI process. In order to educate the Company’s employees and suppliers, the Company uses an educational video to communicate the Company’s efforts to comply with the Conflict Minerals Rule to its employees and suppliers. The Company has created positions within Materials Technologies and the Company’s Procurement organization with responsibility for implementing the Company’s Conflict Minerals program and which report periodically to the CMSC on their progress.

C.	Establishment of Control Systems.

The Company generally does not have a direct relationship with its Conflict Minerals smelters and mines, but is engaged and actively cooperates with other major manufacturers in the chemicals industry and other manufacturing sectors. The Company participates in and leverages the industry-wide Conflict Free Sourcing Initiative to understand and evaluate upstream actors in the supply chain:

As part of the Company’s RCOI, the Company CFSI Conflict Minerals Reporting Template to collect information on countries of origin for each smelter/refiner in the supply chain of Conflict Minerals used in the Company’s Covered Products. This information is evaluated to determine if further due diligence is required; for example, where:

•	The Conflict Minerals originate from or have been transported through a Covered Country;

•	The Conflict Minerals are claimed to originate from a country that has limited known reserves, resources or production capabilities for the Conflict Mineral in question; and/or

•	The Conflict Minerals are claimed to originate from a country in which minerals from conflict-affected and high-risk areas are known to transit.

The Company has established Conflict Minerals data management and record retention programs to track its compliance activities.

D.	Engagement of Suppliers.

The Company engages its suppliers who have been identified as providing the Company with materials that either contain or potentially contain Conflict Minerals which are necessary to the functionality or production of the Company’s Covered Products. The Company has developed a section of its website specifically for its suppliers to utilize to understand the Company’s expectations of all its suppliers, including Conflict Free sourcing, http://www.airproducts.com/company/supplier-information.aspx. The website includes the Company’s Conflict Minerals Policy and the Company’s 2015 Form SD and Conflict Minerals Report, and states the Company’s expectation that suppliers will comply with its Code of Conduct and meet its sustainability expectations, including Conflict Free sourcing. In addition, the Company provides its suppliers with information and links to the Conflict Free Sourcing Initiative (“CSFI”) website which provides information regarding the Conflict Free Smelter Program, the Conflict Minerals Reporting Template and other educational materials. The Company also provides information to suppliers on the iTSCi “Bag and Tag Program” which provides independent third party verification of the Conflict Free status of minerals mined in the Conflict region. Finally, the Company has implemented provisions for its supply contracts for new and renewed contracts that require suppliers and their sub-contractors to provide supply chain transparency about the source of any Conflict Minerals.

E.	Company Grievance Mechanisms.

The Company has established a mechanism whereby any interested party (i.e., affected persons, whistle-blowers, employees and/or suppliers) may voice their concerns regarding circumstances of mineral extraction, trade, handling and export in conflict-affected and high risk areas. Such concerns, along with potential violations of the Company’s policies may be reported through the Company’s Integrity Line, which is administered by a third party, Global Compliance. From the United States, the Integrity Line may be accessed either through a call in number (877-272-9726) or through the Integrity Website https://www.airproductsintegrity.com/. From outside the United States, employees and suppliers may find instructions to access the Integrity Line through https://www.airproductsintegrity.com/.

Step Two: Identify and Assess Risks in the Supply Chain.

See the discussion above regarding the Company’s 2015 RCOI and due diligence process.

Step 3: Design and Implement a Strategy to Respond to Identified Risks.

The Company has developed a risk management plan to address concerns that a supplier may be providing Conflict Minerals originating in a Covered Country.

•	The CMSC is made aware of any potential concerns identified.

•	For Materials Technologies’ Consumable Products, we are mitigating the supply chain risk by our active participation in CFSI and other industrywide programs that support development of supply chain transparency.

•	For our Equipment Products and Delivery Systems, where there is limited transparency into the supply chain, we expect our suppliers to work collaboratively with us to develop conflict free supply chains over time. This means we expect suppliers to demonstrate their willingness to help support the determination of the conflict status of their supply chain and the provision of conflict free products.

•	We have implemented provisions for inclusion in supply contracts for new and renewed contracts that require suppliers and their sub-contractors to provide supply chain transparency about the source of any Conflict Minerals

•	In the event a supplier does not demonstrate the willingness to comply with our Conflict Free Sourcing Policy, the Company will seek to educate the suppliers and provide information on the importance of conflict free sourcing and encourage participation with organizations that support conflict free sourcing. The Company intends to take steps over a period of time to identify alternative sources of supply known to be Conflict Free and to begin to qualify these sources to ensure we are able to fully implement our Conflict Free Policy.

Step 4: Conducting independent third party audit of supply chain due diligence at identified points in the supply chain.

Due to the complexity of its supply chains, the Company generally does not have direct relationships with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. As a member of the CFSI, the Company does support and leverage audit work conducted by the CFSI to comply with the OECD Guidance to conduct independent third party audits. The CFSI has implemented a Conflict Free Smelter program and has been conducting mineral audits for several years. As a part of the Conflict Free Smelter Program, the CFSI publishes a list of all smelters that have been audited and validated as “Conflict Free”. The Company also collaborates with other industry associations as well as with its suppliers and customers to validate information obtained from several different sources.

Step 5: Report on supply chain due diligence.

The Company has filed its Form SD and this Conflict Minerals Report to report on its supply chain due diligence.

CONCLUSIONS

For 2015, some of our products contained necessary Conflict Minerals for which we were unable to determine the origin. We have not found, however, that any of the necessary Conflict Minerals in our products directly or indirectly financed or benefitted armed groups in the Democratic Republic of the Congo or adjoining countries.

STEPS THE COMPANY INTENDS TO TAKE IN ORDER TO MITIGATE RISK

The Company will continue to work to improve its RCOI and due diligence processes by increasing direct engagement with suppliers in the process with the ultimate goal of obtaining supply chain transparency and development of its ability to track Conflict Minerals in its supply chain. For 2016, the Company intends to focus on improving supplier responses and providing supplier training for its Delivery Systems and Equipment Products.